

December 21, 2011

<u>Via E-Mail</u>
Timothy J. Neher
President
Accelerated Acquisition XV, Inc.
c/o Accelerated Venture Partners
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **Re:** **Accelerated Acquisition XV, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed December 12, 2011**
> **File No. 000-54547**

Dear Mr. Neher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Please note that your Form 10 will become effective automatically by operation of law 60 days after you initially filed it on November 10, 2011. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 3</u>

1. Please disclose the substance of the first and last sentences of the last paragraph of your response to prior comment 6.

<u>Potential Target Companies, page 5</u>

2. We note your response to prior comment 2. Given your statement in the first sentence of the last paragraph of this section and the description of the stock transactions under "Prior

Blank Check Company Experience" on pages 20 to 25, please explain how you determined that Mr. Neher and his affiliates have not engaged in any transactions in the stock of shell companies they controlled before or after any business combinations.

Form of Acquisition, page 6

3.   It is unclear how you addressed the second sentence of prior comment 3. Please disclose the nature of the transactions that can be entered into without shareholder approval.

4.   Refer to your revised disclosure that all prior business combinations involving affiliates included shareholder approval. Please tell us when a proxy statement or information statement relating to each such shareholder approval was filed. If you believe a proxy statement or information statement was not required, please tell us with specificity the rule on which you rely for that conclusion.

Trading of Securities in Secondary Market, page 14

5.   We note your response to prior comment 8 and your reference to registration requirements. However, given that the recent changes we highlighted refer to *exchange listing standards* for reverse merger companies, please provide us with your analysis of whether these recent changes affect your disclosure here and throughout your document regarding the listing of your securities.

Item 2. Financial Information, page 15

6.   We note your response to prior comment 7 and your revised disclosure. However, we note the fifth paragraph on page 16 continues to refer to your beliefs that you "will have" capital that is sought by firms and that there are "numerous firms" seeking this capital. Please revise or clarify.

Prior Blank Check Company Experience, page 20

7.   Please expand your response to prior comment 10 to tell us clearly whether the compensation arrangements with your affiliates were negotiated before or after the transactions that you mention in this section.

8.   Refer to your response to prior comment 12 regarding actual amounts paid and received under consulting agreements:

   - Please clarify your statement on page 21 that no payment has been made under the agreement that expired. It should be clear from the revised disclosure (1) what the status of the repurchase right is now that the agreement expired, and (2) what your affiliates would be owed if a milestone is achieved now that the agreement expired.
   - Please ensure that you update your December 9 disclosure as necessary.

Conflicts of Interest, page 26

9.   Refer to the second sentence of the last paragraph of your response to prior comment 6. With a view toward clarified disclosure, please tell us (1) why you do not believe that Accelerated Venture Partners LLC's obligations to the private companies presents a conflict of interest when selecting which target opportunities to present to the registrant, and (2) whether those private companies could engage in a transaction with the registrant. If your answer to part (2) of the previous sentence is *yes*, please tell us who would negotiate the transaction on behalf of each party.

10.   Please expand your response to prior comment 21 to explain clearly how demand determined the number of shell companies to form and the number of registration statements to file under the Exchange Act.

11.   We reissue prior comment 22 because that comment addressed all companies with which Mr. Neher is affiliated, not just the blank check companies mentioned in your Form 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief